June 20, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:  AAON, Inc.
     Form 10-K for fiscal year Ended December 31, 2005
     Forms 10-Q for the Fiscal Quarter Ended March 31, 2006
     File No. 000-18953

Attention:  Ms. Nili N. Shah
            Branch Chief

Dear Ms. Shah,

This letter is in response to your letter dated May 25, 2006.

Form 10-K for Fiscal Year Ended December 31, 2005
-------------------------------------------------

Note 1. Business, Summary of Significant Accounting Policies and Other Financial Data

Warranties, page 35
-------------------

1. Response: In future filings of Form 10-K, we will separately present the amount of the provision recorded that represents the aggregate changes in the warranty liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) for each of the years presented in accordance with the paragraph 14b of FIN 45. The presentation of the rollforward of warranty activity will be as follows:


                                                    2004       2005       2006
                                                    ----       ----       ----
   Balance, beginning of period
   Payments made
   Warranties issued
   Changes related to preexisting warranties
   Balance, end of period


If such information is required to be presented on an interim basis pursuant to Rule 10-01(a)(5) of Regulation S-X, the Company will provide the required disclosure in interim financial statements to be filed on Form 10-Q.

                                      (1)

Segments, page 38
-----------------

2. Response: The Company manufactures and sells air-conditioning and heating equipment. The Company has three operating divisions: AAON, Inc. ("AAON"), AAON Coil Products, Inc. ("ACP"), and AAON Canada ("Canada"). AAON and Canada manufacture heating, ventilation and air-conditioning (HVAC) units that are the same type of product, can be interchangeable and often sold to the customer as one product. A major part of the operations at the ACP plant are coils, which are assembled with other parts in comprising a finished HVAC unit. The production of coils is viewed simply as part of the process of making a finished HVAC unit, similar to the fabrication of sheet metal parts used in the production of final HVAC units.

We consider each of the three operating divisions "operating segments" as defined in paragraph 10 of Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information"(SFAS 131). However, we believe it is appropriate to aggregate the three operating segments for reporting purposes in accordance with the provisions of paragraph 17 of SFAS
131. Paragraph 17 of SFAS 131 allows aggregation of operating segments if the aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: (1) the nature of the products and services, (2) the nature of the production process, (3) the type of class of customer for the products, (4) the methods used to distribute the products, and
(5) if applicable, the nature of the regulatory environment.

We believe that the result of the referenced considerations are consistent and are indicative of the same economic focus for AAON, ACP and Canada. The areas listed in (1)-(5) above are similar for each of the three operating segments because the products produced at the three segments are generally interchangeable or used in the manufacturing process at one of the other operating segments; the production process is similar in that similar raw materials, fabrication methods, manufacturing processes, and the amount and nature of the direct labor costs are similar across the segments; all segments sell to the same customers using the same sales force; the distribution methods are the same (sold to resellers or directly to end customers); and there are no significant differences in the regulatory environments each segment operates in.

Pursuant to your request for historical operating data for each of our operating segments, we submit the following analysis:

------------------------- ---------------------------------- ---------------------------------- ---------------------
                                        2005                               2004                         2003
------------------------- ---------------------------------- ---------------------------------- ---------------------
                            AAON        ACP       CANADA       AAON        ACP       CANADA       AAON        ACP
------------------------- ---------- ---------- ------------ ---------- ---------- ------------ ---------- ----------
Revenues                    166,638     35,742      11,208     162,046     34,074       3,326     142,594     26,249
------------------------- ---------- ---------- ------------ ---------- ---------- ------------ ---------- ----------
Gross profits                30,144      7,064      (1,580)     24,970      2,872        (630)     31,969      3,820
------------------------- ---------- ---------- ------------ ---------- ---------- ------------ ---------- ----------
Gross profit margins         18.09%     19.76%     (11.71%)     15.41%      8.43%     (14.94%)     22.42%     14.55%
------------------------- ---------- ---------- ------------ ---------- ---------- ------------ ---------- ----------
Operating profits            16,637      3,940      (2,697)     12,216        612        (926)     18,707      2,181
------------------------- ---------- ---------- ------------ ---------- ---------- ------------ ---------- ----------
Operating profit margins      9.98%     11.02%     (19.99%)      7.54%      1.80%     (21.96%)     13.12%      8.31%
------------------------- ---------- ---------- ------------ ---------- ---------- ------------ ---------- ----------

                                      (2)

In determining whether it would be appropriate to aggregate the three operating segments into one reportable segment, we considered whether the similarity of historical operating results met the requirement that the aggregated operating segments have similar economic characteristics. We considered the following:

         ACP - ACP's primary purpose is to provide component parts for completed HVAC units produced at AAON and Canada. To that extent, ACP's business is simply an extension of the AAON and Canada's operating segments. If ACP has additional manufacturing capacity beyond the capacity required to provide component parts for completed HVAC units produced at AAON and Canada, then ACP will sell parts to third party customers. Those outside sales have averaged only approximately 20-25% of ACP's total sales for each of the three years in the period ended December 31, 2005. If AAON's or Canada's volume increased to the extent that ACP would no longer be able to fulfill orders from outside customers and meet the production requirements for AAON and Canada, then ACP would reduce the sales to outside parties and focus only on supplying parts to AAON and Canada.

         Additionally, we did not consider it appropriate to rely solely on the operating statistics of ACP when determining the appropriateness of combining the ACP operating segment with the other two operating segments of the Company as the pricing on inter-company sales is established by the chief operating decision maker of the Company. The total operating results of the ACP division are impacted primarily on the prices that the chief operating decision maker sets for inter-company sales.

         Therefore, we considered it more appropriate to rely on the similarities of the nature of the products sold, the nature of the production process, the type of class of customer for the products, the methods used to distribute the products and the similarity of the regulatory environments in determining the appropriateness of combining the ACP operating segment with the other operating segments to form one reportable segment.

         Canada - Canada was acquired in May, 2004 and has undergone significant changes since the acquisition. The Company has done extensive programming to accommodate the Canadian and U.S. Dollar conversion of reports, a manufacturing standard cost system has been implemented, a formalized system to schedule jobs into production, and production line enhancements. The Company has begun, but has not yet completed, the integration of certain pricing methodologies utilized by AAON and ACP due to the backlog of existing contracts at the acquisition date and the time spent by management integrating the business. Although Canada's gross margins and gross margin percentage were significantly lower than AAON's and ACP's during 2004 and 2005, management expects the margins to be consistent with AAON and ACP's margins in the future and that the three operating segments have essentially the same future prospects once the appropriate pricing methodologies are fully implemented. Our long term strategic plan predicts that Canada's margins will be consistent with our expectations about future margins at AAON and ACP. The above table shows improvements in Canada's operating results during 2005 as compared to 2004 and we continue to see improvements in Canada's operating results during the first part of 2006.

                                      (3)

         However, because our plan to improve Canada's operating results had not been completed by the end of 2005, we believed it was appropriate to highlight disclosure of Canada's results of operations in the management discussion and analysis section of our 10-K and in quarterly press releases issued during 2005 to highlight the impact the recent acquisition of Canada had on the operating results of the Company.

         We will continue monitoring the results of Canada to determine that our expectation that the Canada operating segment display similar future economic characteristics as our other operating segments is an appropriate assumption. If our expectation changes, we will present Canada as a separate reporting segment in the future.

With respect to the various products offered by the three operating segments, the Company manufactures various sizes of HVAC equipment with various features. For tracking and monitoring purposes, the various sizes of equipment are assigned unique product numbers. However, the products are not dissimilar and are manufactured, sold and distributed in similar manners and to the same customers. Additionally, each product has a similar ratio of planned material, labor, and overhead costs and the actual amounts of those costs tend to vary only with the size of the product ordered. In addition, AAON, ACP, and Canada each have a separate senior management person that oversees management, sales, and engineering performance for each location. We considered all of the above factors, including the nature of the similarities of the product lines, when determining our operating segments and determined that the three operating divisions described above were more consistent with the objectives and basic principles of SFAS 131 related to operating segments rather than our various product lines.

Norman H. Asbjornson, President and Chief Executive Officer, is the chief operating decision maker as defined by SFAS No. 131. In that role, Mr. Asbjornson regularly reviews the results of operations of each operating segment, gross margin reports, and consolidated financial information. As noted below, the type of information reviewed and used by Mr. Asbjornson in evaluating segment performance and determining appropriate resource allocations is being provided under separate cover.

In connection with responding to your comments, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, we are submitting December 31, 2005, and March 31, 2006 internal gross profit reports and financial statements for AAON, ACP and Canada that are regularly provided to the Chief Executive Officer. These reports are hard copy reports that cannot be reproduced and downloaded into a document format that can be Edgarized, so we are sending hard copy reports via overnight delivery service to the attention of Melissa N. Rocha, Division of Corporate Finance.

                                      (4)

If the staff has any further comments or questions, please feel free to contact the undersigned. We would further ask that you provide a copy of any additional comments or questions to our General Counsel, John B. Johnson, Esq., at Johnson, Jones, Dornblaser, Coffman & Shorb, Suite 2200, Bank of America Center, Tulsa, Oklahoma, 74119.

Sincerely,


/s/ Kathy I. Sheffield
----------------------
Kathy I. Sheffield
Vice President/Treasurer



                                      (5)